Exhibit 99.2
FOR IMMEDIATE RELEASE
Terremark Announces Omnibus Settlement with
Putative Class Action Plaintiffs Regarding Acquisition
by Verizon
MIAMI — February 28, 2011 — Terremark Worldwide, Inc. (NASDAQ:TMRK) today announced that it has entered into a memorandum of understanding (MOU) providing for the settlement of all eight putative class action lawsuits that have been brought in Delaware and Florida in connection with the previously announced Agreement and Plan of Merger dated January 27, 2011 among Terremark, Verizon Communications Inc. and Verizon Holdings Inc., whereby all outstanding shares of Terremark common stock will be acquired by Verizon in a tender offer and merger transaction for $19.00 net per share in cash.
Pursuant to the MOU, the parties have agreed to enter into a definitive stipulation of settlement (Definitive Settlement) that will settle all claims that were or could have been made in the lawsuits by all plaintiffs against Terremark and each of its directors, Verizon and all other defendants in connection with the Merger Agreement and the transactions contemplated thereby. The Definitive Settlement will provide that, upon the approval thereof by the Delaware Court of Chancery, all eight pending lawsuits will be dismissed with prejudice. There can be no assurance that the parties will enter into a Definitive Settlement or that the Delaware Court will approve it. If the Definitive Settlement is not approved by the Delaware Court, the settlement contemplated by the MOU would be null and void. If the Definitive Settlement is not approved, Terremark and the other defendants will continue to vigorously defend against the allegations set forth in the lawsuits.
Pursuant to the terms of the settlement, Terremark has agreed to make certain additional disclosures regarding the background of the events leading to the signing of the Merger Agreement on January 27, 2011 and with respect to certain of the analyses undertaken by Terremark’s financial advisor in connection with such financial advisor’s assessment of the fairness to Terremark’s stockholders, from a financial point of view, of the $19.00 net per share tender offer price and merger consideration. Terremark and Verizon also have agreed to an amendment to the Merger Agreement to extend the initial expiration date of the tender offer to March 21, 2011 from the previous March 10, 2011 expiration date, eliminate a so-called “force-the-vote” covenant whereby, in certain limited circumstances Verizon previously could have required Terremark to hold a special meeting of the holders of common stock of Terremark to vote for the adoption of the Merger Agreement, notwithstanding a prior determination by Terremark’s directors to withdraw their recommendation of the transaction, reduce to $40,000,000 from $52,500,000 the termination fee payable to Verizon under the circumstances contemplated by the Merger Agreement, and provide that Verizon will not under any circumstances exercise the “top-up” option granted to Verizon under the Merger Agreement.
Terremark and the other defendants continue to deny all allegations of wrongdoing, fault, liability or damage to plaintiffs and the putative class of Terremark stockholders, and specifically deny any breach of fiduciary duty in connection with the Merger Agreement and the transactions contemplated thereby. Terremark and the other defendants further specifically deny that any of the new disclosures, which are being made pursuant to the MOU strictly for litigation settlement purposes are material to Terremark’s stockholders or are otherwise required to be disclosed under federal securities laws, state corporate law or under any other regulation or law.
Terremark intends to file an amendment to its Schedule 14D-9 on or about March 1, 2011 to include the new disclosures required by the MOU, describe the amended terms of the Merger Agreement and confirm the recommendation of Terremark’s directors that Terremark’s stockholders should accept the tender offer and tender their shares of common stock of Terremark pursuant thereto.
The eight putative class action lawsuits referred to above that are being settled are: (i) Schaefer v. Terremark Worldwide, Inc., et al. (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al. (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al.

(Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al. (Case No. 1:11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; (v) Minneapolis Firefighters’ Relief Association v. Guillermo Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the Court of Chancery of the State of Delaware; (vi) Trejo v. Terremark Worldwide, Inc., et al. (Case No. 11-04668-CA-3), filed on February 11, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (vii) Adams v. Guillermo Amore, et al. (Case No. 11-04838-CA-13), filed on February 14, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida and (viii) Abril v. Manuel Medina, et al. (Case No. 1:11-CV-20555); filed on February 18, 2011 in the United States District Court, Southern District of Florida, Miami Division.
About Terremark Worldwide, Inc.
Terremark Worldwide (NASDAQ:TMRK) is a leading global provider of IT infrastructure services delivered on the industry’s most robust and advanced technology platform. Leveraging data centers in the United States, Europe and Latin America with access to massive and diverse network connectivity, Terremark delivers government and enterprise customers a comprehensive suite of managed solutions including managed hosting, colocation, disaster recovery, security, data storage and cloud computing services. Terremark’s Enterprise Cloud computing architecture delivers the agility, scale and economic benefits of cloud computing to mission-critical enterprise and Web 2.0 applications and its DigitalOps® service platform combines end-to-end systems management workflow with a comprehensive customer portal. More information about Terremark Worldwide can be found at http://www.terremark.com.
Additional Information and Where to Find It
This press release is not an offer to purchase nor a solicitation of an offer to sell securities. Verizon’s tender offer for shares of Terremark’s common stock commenced on February 10, 2011, and, in connection with the offer, Verizon caused a new subsidiary, Verizon Holdings, to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Terremark stockholders are strongly advised to read the tender offer statement, as amended from time to time (including the offer to purchase, letter of transmittal and related tender offer documents), and the related solicitation/recommendation statement on Schedule 14D-9, as amended from time to time, filed by Terremark with the SEC because they contain important information about the proposed transaction. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Verizon at 212-395-1525. A copy of the tender offer statement and the solicitation/recommendation statement are also available to all stockholders of Terremark by contacting Terremark’s Investor Relations at 305-961-3109 or hblankenbaker@terremark.com.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Terremark by Verizon. In connection with the proposed acquisition, Terremark filed a proxy statement in preliminary form with the SEC on February 22, 2011, and intends to file relevant materials with the SEC, including Terremark’s proxy statement in definitive form. Terremark stockholders are strongly advised to read all relevant documents filed with the SEC, including Terremark’s definitive proxy statement, because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from Terremark by contacting Terremark’s Investor Relations at 305-860-7822 or hblankenbaker@terremark.com.
Participants in Solicitation
Verizon and its directors and executive officers, and Terremark and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Terremark common stock in respect of the proposed transaction. Information about the directors and executive officers of Verizon is set forth in the proxy statement for Verizon’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2010. Information about the directors and executive officers of Terremark is set forth in the proxy statement for Terremark’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on June 17, 2010. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement regarding the acquisition when it becomes available.
Certain statements in this communication regarding the proposed transaction between Verizon and Terremark, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Verizon’s and Terremark’s future expectations, beliefs, goals or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the timing for satisfying the conditions to the completion of the transaction, including the receipt of Terremark stockholder approval and the regulatory approvals required for the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Terremark’s operations into those of Verizon or that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Terremark may be difficult; and the other factors described in Verizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and Terremark’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and in its most recent quarterly report filed with the SEC. Verizon and Terremark assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
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CONTACT:
Media Relations
Terremark Worldwide, Inc.
Xavier Gonzalez
305-961-3134
xgonzalez@terremark.com
Investor Relations
Terremark Worldwide, Inc.
Hunter Blankenbaker
305-961-3109
hblankenbaker@terremark.com